August 16, 2010

Lilyanna L. Peyser

H. Christopher Owings

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

RE:

Citadel EFT, Inc.

Registration Statement on Form S-1/A-2

File No. 333-164882

Filed on July 20, 2010

Dear Ms. Peyser and Mr. Owings:

Thank you for all of your and your staff’s comments thus far. We believe our disclosure statement has improved significantly as a result. We have the following responses to your most recent comments letter, dated August 3, 2010:

1.

We have moved the legend required by Item 501(b)(10) from page 2 to 3 as requested.

2.

We have revised the disclosure regarding the loan held by Gary de Roos in the “Transactions with Related Persons…” subsection of our “Directors, Executive Officers…” section to reflect the fact that we no longer anticipate the acquisition of another company.

3.

We revised our disclosure document, specifically in the “Selling Shareholders” subsection of our “Principal Stockholders” section and in the “Recent Sales of Unregistered Securities” section, to consistently disclose that we sold 466,000 shares to 38 investors from September 1 – December 31, 2009.

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Verbal Comments from Assistant Chief Accountant:

We have revisited the June 14, 2010 comment #1 and do confirm that there are no undistributed earnings of the sole proprietorship that were contributed to the C corporation (Citadel EFT, Inc.). Therefore, we feel the financials, including the Statement of Changes in Stockholders’ Equity, present an accurate and fair representation of our financials for our investors and prospective investors.

We also provided additional disclosure in our MD&A section regarding the downward trend in our average monthly net income from 2007-2010, our analysis of it and anticipation of this trend in the future.

Thank you again for your and your staff’s time and help.  Please do not hesitate to contact me at (714) 423-0701 should you have any questions.

Sincerely,

/s/ GARY DEROOS

Gary DeRoos

President and CEO

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